August 9, 2011

VIA ELECTRONIC FILING

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Daniel L. Gordon

Re:                             Starwood Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
File No. 001-34436

Dear Mr. Gordon,

This letter is in response to your letter dated August 2, 2011 relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 for Starwood Property Trust, Inc. (the “Company”).  For the convenience of the Staff, the Staff’s comments contained in the August 2 letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Borrowings under Various Financing Arrangements, page 54

1.              We note your response to comment 5 in our letter dated May 31, 2011, including your references to the disclosure of the omitted information.  Unlike Item 601(b)(2), Item 601(b)(10) does not provide a materiality qualifier for schedules or exhibits.  Please confirm that in future Exchange Act reports you will file complete agreements, including schedules and exhibits, for any material agreements filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or that you will file a confidential treatment request with respect to any omitted information.

Response: In future Exchange Act reports, the Company will file complete agreements, including schedules and exhibits, for any material agreements filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K and for which confidential treatment has not been requested.

Summary of Significant Accounting Policies, page 71

2.              In future filings, please disclose your policy for accounting for securitization transactions.

Response: The Company refers the Staff to the description contained under the heading “Securitization/Sale and Financing Arrangements” located under Note 2 to the Condensed Consolidated Financial Statements (“Summary of Significant Accounting Policies”) on page 10 of its Form 10-Q for the quarter ended June 30, 2011.  The Company intends to include this disclosure in its future Exchange Act reports.

Form 10-Q for the Quarter Ended March 31, 2011

Loans, page 14

3.              Please tell us, and disclose in future filings, how each risk rating category relates to the likelihood of recognition of a loss.  Additionally, please tell us the amount of loans that were delinquent at March 31, 2011, and provide us with a breakdown by delinquency period.

Response: The overall risk rating for each loan represents the weighted average of the ratings the Company assigns to its attributes in various categories, as described in Note 4 to the Condensed Consolidated Financial Statements (“Loans”) in its Form 10-Q for the quarter ended June 30, 2011.  The Company utilizes the overall risk ratings as a concise means to monitor any credit migration on a loan as well as on the whole portfolio.  While the overall risk rating is not the sole factor the Company uses in determining whether a loan is impaired, a loan with a higher overall risk rating would tend to have more adverse indicators of impairment, and therefore would be more likely to experience a credit loss.  The Company refers the Staff to the disclosure of the information above that it added under Note 4 to the Condensed Consolidated Financial Statements (“Loans”) on page 15 of its Form 10-Q for the quarter ended June 30, 2011.

With regard to the Staff’s specific inquiry as to status, none our loans were delinquent as of March 31, 2011.

As requested, the Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please telephone me at (203) 422-8191 or, in my absence, Stew Ward, Chief Financial Officer, Treasurer and Principal Financial Officer, at (415) 633-4203, if you require additional information or wish to comment further orally.  If you wish to comment in writing, please send such comment to me by facsimile at (203) 422-8192 or by email to asossen@starwood.com.

Very truly yours,

Andrew J. Sossen
Chief Operating Officer and General Counsel